# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 620 S. TAYLOR, SUITE 301, AMARILLO, Texas (TX), 79101
Date of event which requires filing of this statement: 07/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002123470

## Reporting persons
- Caddis Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 52,256,833; sole dispositive power 0; shared dispositive power 52,256,833; aggregate amount beneficially owned 52,256,833 (8.2% of the class)
  Comment: The Reporting Persons previously reported beneficial ownership of the Issuer's securities on Schedule 13D. This Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Percentage of class represented is calculated based on 637,574,239 shares of Common Stock outstanding as of May 11, 2026, as reported on the Issuer's Form 10-Q filed on May 15, 2026, pursuant to Section 13 or 15(d) of the Exchange Act (the "10-Q").
- Perry Griffin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 52,256,833; sole dispositive power 0; shared dispositive power 52,256,833; aggregate amount beneficially owned 52,256,833 (8.2% of the class)
  Comment: The Reporting Persons previously reported beneficial ownership of the Issuer's securities on Schedule 13D. This Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Exchange Act. Percentage of class represented is calculated based on 637,574,239 shares of Common Stock outstanding as of May 11, 2026, as reported on the Issuer's Form 10-Q filed on May 15, 2026, pursuant to Section 13 or 15(d) of the Exchange Act (the "10-Q").

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. TAYLOR, SUITE 301, AMARILLO, TEXAS, 79101

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Caddis Holdings, LP ("Caddis") and Mr. Griffin Perry (together, the "Reporting Persons") pursuant to Rule 13d-1(d) under the Exchange Act. The Reporting Persons previously reported beneficial ownership of the Issuer's securities on Schedule 13D.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 1333 Oak Lawn Ave., Suite 900, Dallas, Texas 75207.
Citizenship: See Item 4 on the cover page for place of organization of Caddis. Mr Perry is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

Reflects shares of Common Stock of Fermi Inc. (the "Issuer") directly held by Caddis Holdings, LP. Mr. Perry is a manager of Caddis Capital, LLC, the general partner of Caddis Holdings, LP, and may be deemed to beneficially own common stock of the Issuer held by Caddis Holdings, LP. Mr. Perry disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Percent of class: See response to Item 11 on cover page.
Sole power to vote or to direct the vote: See response to item 5 on cover page.
Shared power to vote or to direct the vote: See response to item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Ex-99.1 - Joint Filing Agreement Pursuant to Rule 13d-1(k), dated as of May 15, 2026, by and among Caddis Holdings, LP and Mr. Griffin Perry.

## Signatures
- Caddis Holdings, LP: /s/ Griffin Perry, Griffin Perry (07/20/2026)
- Perry Griffin: /s/ Griffin Perry, Griffin Perry (07/20/2026)